October 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Advisor
Kathleen Krebs, Special Counsel
Joseph Kempf, Senior Staff Accountant
Dean Suehiro, Staff Accountant

	Re:	Wowio, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 5, 2013
File No. 333-184529

Ladies and Gentlemen:

On behalf of Wowio, Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of August 29, 2013.

General

1. Please update your financial statements and related disclosure through the period ended June 30, 2013, pursuant to Rule 8-08 of Regulation S-X.

Response:

The financial statements and related disclosure have been updated in accordance with the Staff’s comment.

Prospectus Summary, page 4

2. We note you eliminated the Ingram Books eBooks from your website in late 2012, which appeared to represent over 90% of the eBooks available on your wowio.com website. Please revise and update your disclosure regarding this development throughout your prospectus.

Response:

The disclosure regarding Ingram Books has been updated in accordance with the Staff’s comment.

Management’s Discussion and Analysis, page 22

Results of Operations, page 22

3. We note the revisions to the discussion of fiscal year 2012 compared to 2011 in response to comment 11 of our letter dated February 15, 2013. Please further revise your disclosure to explain significant financial line item changes for each applicable reporting period. For example, please expand your discussion to include the factors or trends resulting in a substantial increase in net sales for the three months ended March 31, 2013. Describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales and revenue. Please consider these narrative explanations as you update your disclosure through the six months ended June 30, 2013. For guidance, refer to Item 303(a)(3)(ii)-(iii) of Regulation S-K.

Response:

The results of operations section has been revised in accordance with the Staff’s comment.

Business, page 34

eBook Transactions, page 39

4. We note the current eBook sponsorship ad campaigns are inserted into eBooks without the use of your proprietary patented technology. Please briefly explain how you are currently conducting advertising campaigns within eBooks.

Response:

The business section has been revised to briefly explain how the Company is currently conducting advertising campaigns within eBooks in accordance with the Staff’s comment.

Certain Relationships and Related Transactions, page 49

5. We note that the consideration for the company’s acquisition of WOWIO Penn included the assumption of $794,518 owed to Mr. Altounian. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to this indebtedness.

Response:

The certain relationships section has been revised in accordance with the Staff’s comment.

Financial Statements, page F-21

4. Acquisitions Intangible Assets, page F-21

6. We note from your response to comment 25 of our letter dated February 15, 2013 that the amounts recorded for the Wowio LLC, Drunk Duck, and Spacedog Entertainment royalty obligations were based on estimates of future sales. If these royalty obligations were based upon future sales events it is unclear to us whether or not it was appropriate to record a liability under GAAP at that the time of the respective June 29, 2009, May 5, 2010 and May 15, 2010 acquisition dates. Describe for us the contractual terms in place at the respective acquisition dates that obligated you to make these future royalty payments. Explain why these future royalty payments should not be reflected as period costs and charged to operations when and if those future sales were to take place. Please refer to all pertinent authoritative accounting literature in your response.

Response:

The contractual terms for the future royalty payments are summarized as follows:

Wowio LLC:

Under the acquisition agreement for Wowio LLC, at the acquisition date, the Company was required to pay 20% of related revenue from the acquired assets until it has completed paying the acquisition balance of $1,514,000. After the Company has completed paying the acquisition balance, it will be required to pay Platinum Studios a royalty of 10% of related revenue in perpetuity.

Spacedog:

Under the acquisition agreement for Spacedog, at the acquisition date, the Company was obligated to make future royalty payments of the first $1 million in gross revenues generated from the exploitation of any of the Spacedog library contents.

Drunk Duck:

Under the acquisition agreement for Drunk Duck, at the acquisition date, we were required to make future royalty payments in quarterly installments equal to a minimum of 10% of net revenue derived from the purchased assets until $500,000 of such payments have been made.

The Company reviewed the guidance provided by ASC 805, Business Combinations, to properly account for the transactions. See the applicable sections considered by the Company below and the Company’s analysis of the guidance.

Accounting Literature:

805-20-25

Recognition

Recognition Principle

25-1 As of the acquisition date, the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. Recognition of identifiable assets acquired and liabilities assumed is subject to the conditions specified in paragraphs 805-20-25-2 through 25-3.

Recognition Conditions

25-2 To qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must meet the definitions of assets and liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements, at the acquisition date. For example, costs the acquirer expects but is not obligated to incur in the future to effect its plan to exit an activity of an acquiree or to terminate the employment of or relocate an acquiree’s employees are not liabilities at the acquisition date. Therefore, the acquirer does not recognize those costs as part of applying the acquisition method. Instead, the acquirer recognizes those costs in its post combination financial statements in accordance with other applicable generally accepted accounting principles (GAAP).

25-3 In addition, to qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must be part of what the acquirer and the acquiree (or its former owners) exchanged in the business combination transaction rather than the result of separate transactions. The acquirer shall apply the guidance in paragraphs 805-10-25-20 through 25-23 to determine which assets acquired or liabilities assumed are part of the exchange for the acquiree and which, if any, are the result of separate transactions to be accounted for in accordance with their nature and the applicable GAAP.

Classifying or Designating Identifiable Assets Acquired and Liabilities Assumed in a Business Combination

25-6 At the acquisition date, the acquirer shall classify or designate the identifiable assets acquired and liabilities assumed as necessary to subsequently apply other GAAP. The acquirer shall make those classifications or designations on the basis of the contractual terms, economic conditions, its operating or accounting policies, and other pertinent conditions as they exist at the acquisition date.

Assets and Liabilities Arising from Contingencies

25-18A The following recognition guidance in paragraphs 805-20-25-19 through 25-20B applies to assets and liabilities meeting both of the following conditions:

a. Assets acquired and liabilities assumed that would be within the scope of Topic 450 if not acquired or assumed in a business combination.

b. Assets or liabilities arising from contingencies that are not otherwise subject to specific guidance in this Subtopic.

Acquisition Date Fair Value Determinable during Measurement Period

25-19 If the acquisition-date fair value of the asset or liability arising from a contingency can be determined during the measurement period, that asset or liability shall be recognized at the acquisition date. For example, the acquisition-date fair value of a warranty obligation often can be determined.

Acquisition Date Fair Value Not Determinable during Measurement Period

25-20 If the acquisition-date fair value of the asset or liability arising from a contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if both of the following criteria are met:

a. Information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date. It is implicit in this condition that it must be probable at the acquisition date that one or more future events confirming the existence of the asset or liability will occur.

b. The amount of the asset or liability can be reasonably estimated.

ASC 450-20-25

Loss Contingencies – Recognition

General Rule

25-1 When a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. As indicated in the definition of contingency, the term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses. The Contingencies Topic uses the terms probable, reasonably possible, and remote to identify three areas within that range.

25-2 An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a. Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b. The amount of loss can be reasonably estimated.

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period. Paragraphs 450-20-55-1 through 55-17 and Examples 1–2 (see paragraphs 450-20-55-18 through 55-35) illustrate the application of the conditions. As discussed in paragraph 450-20-50-5, disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. Further, even losses that are reasonably estimable shall not be accrued if it is not probable that an asset has been impaired or a liability has been incurred at the date of an entity’s financial statements because those losses relate to a future period rather than the current or a prior period. Attribution of a loss to events or activities of the current or prior periods is an element of asset impairment or liability incurrence.

Analysis

In each of the acquisition transactions discussed above, the royalty payments were enumerated in the respective purchase agreements as part of purchase price consideration of the acquisition. As a result, the Company believes the royalty payments meet the definition of liabilities as of the acquisition dates as discussed in ASC 805-20-25-2 as well as qualify for recognition under ASC 805-20-25-3. As the royalty payments are contingent upon the Company recognizing revenues derived from the specific assets acquired, the Company reviewed ASC 805-20-25-18A, which discusses that in order to recognize the liabilities assumed, they would have to fall within the scope of Topic 450 if not assumed in a business combination.

In accordance with ASC 450-20-25, the Company evaluated the probability of making the royalty payments and if the fair value of those payments could be estimated. At each respective acquisition date, the Company determined that it was probable that it would make the royalty payments as it believed it would derive significant revenues from the specific assets acquired. To determine the fair value of the royalty payments, the Company estimated when it would recognize revenues derived from the respective assets acquired and performed a present value calculation on the payment stream.

7. Further, explain for us how you determined that it is probable that you will pay these Wowio LLC, Drunk Duck, and Spacedog Entertainment royalty obligations through 2014 as indicated in footnotes (1) to Note 4. Acquisitions Intangible Assets on pages F-18, F-20 and F-22.

Response:

The Company periodically reviews its royalty obligations to Wowio LLC, Drunk Duck and Spacedog Entertainment. During these reviews, the Company evaluates the nature, timing and magnitude of the anticipated revenue streams associated with the respective assets acquired in order to determine the likelihood of the payment of the royalties enumerated in the acquisition purchase agreements. When the Company determines, based on this evaluation, that it is probable that it will have to pay the respective royalties due based upon the estimated future revenue streams, an appropriate accrual is recorded.

The following breakdown details certain factors the Company considered in its current evaluation of its royalty obligations.

WOWIO, LLC. Due to a number of factors impacting the industry, and with precedence supporting the Company’s assertions, management has evaluated the timing and feels confident that anticipated revenues will grow and materialize such that the anticipated royalty fees due on this obligation will be met through 2016. The revenue opportunities on the WOWIO acquisition assets will come primarily from two different sources: patent licensing and the eBook web platform. The Company anticipates that patent licensing revenue opportunities will increase over the next 18 to 24 months based on the fact that the Company has been in discussions with at least two potential patent licensees to license the Company’s technology. Second, with the market for eBooks continuing to grow, the Company believes that there will be pressure on the industry to address pricing issues for eBooks, as has historically been seen in retail industries where supply of and access to content is high. The pricing model in the music industry has changed due to the nature of digital distribution where album sales have given way to sales of individual singles at a much lower price point for the customer. This is the same direction that WOWIO believes the publishing industry is heading and as such, the Company anticipates it will have much success offering free or significantly reduced priced eBooks with ads.

Drunk Duck. The key to the success of the Drunk Duck revenue stream is tied directly to internet traffic and the revenues generated by that traffic. Due to a number of factors, including a lack of significant operating capital to drive the effort, the Company has not yet been able to fully realize the potential of revenues on the Drunk Duck website. User apathy, lack of product updates, more interactive communities elsewhere have all been contributing factors in this lack of revenue production. The Company was approached by and is currently in discussions with a small group of community administrators who have been involved in the oversight of the Drunk Duck community for several years, discussing a transition to a community-managed infrastructure. Management believes that this transition would re-engage the community and will create a resurgence of activity, yielding increased traffic flow and, in turn, increased revenues. Management expects this transition to begin during the 4th quarter of 2013, yielding significantly higher revenues by the end of 2014, which would allow the Company to begin to meet its royalty obligations. Additionally, the Company is looking to create eBooks out of much of the content on the Drunk Duck site (in conjunction with the content’s owner.) This will create additional revenue flow for both Drunk Duck and WOWIO.com.

Spacedog Entertainment. Since the purchase of the Spacedog Entertainment library, the Company has been in discussions with a number of entities about the licensing or complete acquisition of a number of its titles. This effort was initially spearheaded by a small number of key executives who had strong ties to the entertainment industry. The lack of adequate operating cash flow prevented the Company from retaining those executives on a long-term basis. Currently, based on such past discussions and the Company’s intentions to revive them, and after selling back 10 titles to its original owner, the Company believes that it will be able to develop a number of content licensing opportunities over the next 15 to 18 months to meet its current royalty obligation.

8. Derivative Liabilities, page F-41

8. We have considered the SAB 99 analysis provided in your response to comment 27 of our letter dated February 15, 2013. We believe that your historical financial statements should be restated to correct the errors related to the warrants issued in December 2010.

Response:

The financial statements have been restated in accordance with the Staff’s comment.

Development Stage Enterprise, page F-60

9. We note your response to comment 28 of our letter dated February 15, 2013. Please revise to include a statement of shareholder equity through the balance sheet date of your latest interim financial statements as required by ASC 915-215-45-1.

Response:

A statement of shareholder equity has been added in accordance with the Staff’s comment.

Exhibits, page 68

10. Please file the December 12, 2012 agreement with the original owner of Spacedog Entertainment, Inc. (“SDE”) whereby the original owner reacquired from the company 10 specific titles from SDE in exchange for the return of 2.55 million company shares and the reduction of the contingent royalty liability from $1.0 million to $500,000.

Response:

The SDE agreement has been added in accordance with the Staff’s comment.

Very truly yours,

Date: October 7, 2013	By:	/s/ Jeff Cahlon
Jeff Cahlon